UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,623,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,623,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person* IN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,623,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,623,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,623,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,623,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,623,213 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,623,213 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,213 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person* OO

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,801,319 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 5,801,319 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,801,319 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,821,894 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 3,821,894 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,821,894 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%

14	Type of Reporting Person* PN

* See Instructions

CUSIP No. 067774109

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following information:

The information set forth below in Item 5(c) is hereby incorporated by reference in response to this Item 3.

Unless otherwise stated in this Schedule 13D, all funds used by YAAF II and YAAF II Parallel to purchase shares of Common Stock were drawn from existing working capital or a credit facility of each of YAAF II and YAAF II Parallel.

Item 4.         Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have acquired the shares reported in Item 5 in open market transactions because, in their opinion, the shares represent an attractive opportunity.  However, the Reporting Persons are concerned with the adequacy and enforcement of the Company’s corporate governance policies and practices, as evidenced in part by the recent acquisition of Barnes & Noble College Booksellers, Inc.  The Reporting Persons intend to express their views regarding the need for improved corporate governance to the board of directors and the management of the Company.

The Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant by the Reporting Persons.  In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, other persons regarding the Company, including, without limitation, the board of directors and management of the Company, other shareholders of the Company and potential strategic or financing partners.

The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  Depending on their evaluation of the factors listed above, the Reporting Persons may at any time take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 067774109

In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

Items 5(a)(i) and 5(a)(ii) of this Schedule 13D are hereby amended and restated as follows:

(a)           (i)  YAAF II is the direct beneficial owner of 5,801,319 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 3,821,894 shares of Common Stock.

                (ii)  Based upon the 57,429,478 shares of Common Stock outstanding as of October 31, 2009, as reported by the Company in its Transition Report on Form 10-QT for the transition period from February 1, 2009 to May 2, 2009, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 10.1%, and 6.7% of the Common Stock, respectively, and 16.8% of the Common Stock in the aggregate.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the New York Stock Exchange.

Transactions Effected by YAAF II

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
October 19, 2009	180,854	$20.1680
October 26, 2009	60,285	$17.7463
October 27, 2009	45,213	$17.3184
November 9, 2009	24,114	$18.3942
November 10, 2009	1,021,825	$19.4814
November 11, 2009	801,846	$20.3801
November 12, 2009	315,228	$20.0369
November 13, 2009	588,318	20.1163

Transactions Effected by YAAF II Parallel

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
October 19, 2009	119,146	$20.1680
October 26, 2009	39,715	$17.7463
October 27, 2009	29,787	$17.3184
November 9, 2009	15,886	$18.3942
November 10, 2009	673,175	$19.4814
November 11, 2009	528,254	$20.3801
November 12, 2009	207,672	$20.0369
November 13, 2009	387,582	20.1163

CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2009

RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 067774109

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).